Exhibit 17.1

Email from Edgar J. Cummins:

Folks,

In view of my disagreement over certain Board practices and company strategy, I hereby resign from the Caliper Board of Directors, effective immediately.

For purpose of clarification, you can be assured that my use of the word “criminal” was meant to be hyperbole, rather than literally interpreted.

Ed